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                               January 13, 2021

       Scott Taub
       Chief Executive Officer
       Emaginos, Inc.
       13428 Maxella Avenue, #144
       Marina Del Rey, CA 90292

                                                        Re: Emaginos, Inc.
                                                            Amended Offering
Statement on Form 1-A
                                                            Filed December 28,
2020
                                                            File No. 024-11373

       Dear Mr. Taub:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 18, 2020 letter.

       Amended Offering Statement on Form 1-A

       General

   1. Given that you were not current in your reporting obligations at the time you filed the
                                                        Form 15, as required by
Rule 12h-3, it appears that you may not have properly suspended your reporting
obligations. Please revise your risk factor disclosure to address the risk that you may not have
properly suspended your reporting obligations under the Exchange Act and that you were not
current in your reporting obligations at the time you filed the Form
                                                        15, including any
related potential liability.
 Scott Taub
FirstName
Emaginos, LastNameScott Taub
           Inc.
Comapany
January 13,NameEmaginos,
            2021         Inc.
January
Page  2 13, 2021 Page 2
FirstName LastName
       Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Sharon Mitchell